UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Purple Biotech

On August 7, 2026, Purple Biotech Ltd. (the “Registrant”) issued a press release “Purple Biotech Reports Second Quarter 2026 Financial Results”, which is attached hereto as Exhibit 99.1 and “Condensed Consolidated Unaudited Interim Financial Statements As of June 30, 2026”, which is attached hereto as Exhibit 99.2.

Exhibit
99.1	Purple Biotech Reports Second Quarter 2026 Financial Results
99.2	Purple Biotech Ltd. Condensed Consolidated Unaudited Interim Financial Statements As of June 30, 2026

Incorporation by Reference

This Report on Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333-238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 18, 2020 (Registration file number 333-238481), each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 4, 2022 (Registration file number 333-264107), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on December 8, 2022 (Registration file number 333-268710), and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 23, 2023 (Registration file number 333-270769), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 7, 2026	PURPLE BIOTECH LTD.

	By:	/s/ Gil Efron
Gil Efron
Chief Executive Officer

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